Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Allison M. Leopold Tilley

tel 650.233.4518

allison@pillsburylaw.com

June 12, 2020

VIA EDGAR

Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Concentrix Corporation
Draft Registration Statement on Form 10
Submitted on February 21, 2020
CIK No. 0001803599

Dear Ms. Ransom:

On behalf of our client, Concentrix Corporation (“Concentrix” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 20, 2020, regarding the Company’s Draft Registration Statement on Form 10 (CIK No. 0001803599) (the “Draft Registration Statement”) submitted on February 21, 2020. In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting to the Commission an amended Draft Registration Statement on Form 10 (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement. All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Amended Registration Statement.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Summary, page 1

1.	Please revise your summary to disclose the amount of the net distribution to be paid to SYNNEX, how you arrived at the amount of the distribution, and how you intend to finance it.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, once the post-spin capital structure and the Company’s new financing arrangement are finalized, the Company will amend the Information Statement to disclose the amount of any net distribution to be paid to SYNNEX, how such amount was determined and how Concentrix intends to finance it.

Our Market Opportunity, page 2

2.

You refer to numerous services and addressable markets, such as IVR, RPA, AI, ML, Vertical BPO, Back Office BPO, and emotion and sentiment analytics. However, you have not sufficiently described in the prospectus the enhanced services, functions, and opportunities they provide for your clients. As an example, please revise the prospectus to explain how AI and IVR may be used by your company to improve client outcomes and discuss the costs and key challenges of developing and/or integrating each new technology into your platform.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 3 through 7 and 77 through 81 to provide further information regarding emerging technologies and how they are used by the Company to improve client outcomes. These technologies are currently used by the Company in its integrated solution offering, and we believe the development or integration costs and challenges associated with these technologies are not material. The Company discusses the risks associated with new technologies, as well as further development in the technologies the Company uses, in the risk factor captioned “Our industry is subject to intense competition and dynamic changes in business model, which in turn could cause our operations to suffer.”

What business will we operate after the spin-off?, page 12

3.	Please revise here, or add a question and answer, where appropriate, to briefly and clearly summarize the business and assets that will remain with SYNNEX and those that will remain with Concentrix.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 13.

Will SYNNEX distribute fractional shares?, page 13

4.	Please enhance your disclosure to explain how you intend to handle fractional shares if you do not intend to distribute them to shareholders.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 13.

Will Concentrix have any debt after the spinoff?, page 14

5.

Please revise to disclose the amount of your anticipated indebtedness upon completion of the transaction. In addition, please briefly summarize your new financing agreement once finalized and clarify whether you will continue to guarantee indebtedness for SYNNEX after completion of the spin-off. In this regard, we note your disclosure on page 63 of the prospectus.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 14, 72 and 114. The Company also advises the Staff that once the Company’s new financing arrangement is finalized, the Company will amend the Information Statement to summarize the terms of the financing.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Will I be paid any dividends on Concentrix common stock?, page 14

6.	Please revise here and under “Dividend Policy” on page 44 to quantify the amount of the SYNNEX dividend and the percentage of the payment that will be made by Concentrix and SYNNEX, respectively.

Response: The Company acknowledges the Staff’s comment and advises the Staff that on March 24, 2020, SYNNEX announced that, due to the unpredictable current environment, its Board of Directors had suspended its quarterly cash dividend immediately. In light of this development, the Information Statement has been revised on pages 15 and 44.

Our client contracts include provisions, page 18

7.	Please describe the nature of the performance-related targets that are included in your client contracts and the percentage of your compensation, if material, that is typically linked to targets.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 18. The Company also advises the Staff that, due to the number and variety of our client programs and the performance-related compensation related to these programs, the percentage of the Company’s compensation that is linked to performance can vary significantly across client programs and this range of percentages is not comparable to the effect of performance-related targets on our compensation generally. In the aggregate, performance-related compensation generally represents less than 1% of our annual revenue. For these reasons, the percentage of our compensation related to performance-related targets is not material and disclosing the percentage of compensation that may be linked to targets would not be meaningful to investors.

Cyberattacks or the improper disclosure or control of personal information, page 19

8.

We note your cybersecurity risk factor disclosure on page 19. To the extent cybersecurity risks are material to your business, please describe the board’s anticipated role in overseeing the company’s cybersecurity risk management and how this function may effect the board’s leadership structure.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 87.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Reasons for the Spin-Off, page 35

9.

You state here that the reasons for the separation include, among other reasons, focusing on distinct operating priorities and strategies, and the unique needs of each business and distinct markets. Please describe the most significant differences in strategy, operating priorities and business needs. In this regard, we also note your disclosure on page 27 that at least some of your client relationships have been improved by the client’s relationship with SYNNEX which may suggest that certain synergies exist between the two companies.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 9, 12 and 35 to provide additional information regarding the differences in strategy, priorities and business needs for Concentrix and SYNNEX. The Company further advises the Staff that while certain client relationships may have been improved by the client’s relationship with SYNNEX, the Company is not aware of any significant client relationships that have been materially improved by the client’s relationship with SYNNEX, and the Company believes that any client-related synergies are immaterial. The Information Statement has been revised on page 28 to clarify this point.

Dividend Policy, page 44

10.

Please revise to include here the tabular summaries of historical cash distributions declared by you and Synnex that you currently provide on page F-102, consistent with Item 201(c) of Regulation S-K. In doing so, please disclose whether any dividends you might pay would be based upon similar or different historical considerations so that readers can appreciate how you might decide whether the continue to pay dividends in the future. Please also disclose any restrictions you may have upon the ability to pay dividends in the future.

Response: The Company advises the Staff that the tabular summary of historical cash distributions on page F-127 of the Information Statement are part of the unaudited consolidated financial statements of Convergys Corporation and reflect the historical dividends of Convergys Corporation, which was acquired by SYNNEX Corporation in October 2018 and integrated with the Company’s customer experience solutions business.

As disclosed in the Information Statement, the Company’s payment of dividends in the future will be within the discretion of the Company’s board of directors and will depend on many factors, including the Company’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the Company’s debt, industry practice, legal requirements, and regulatory constraints.

The Company also advises the Staff that once the Company’s new financing arrangement is finalized, the Company will amend the Information Statement, as necessary, to disclose any restrictions the Company may have on its ability to pay dividends in the future.

Critical Accounting Policies and Estimates

Goodwill, page 54

11.

Please provide more information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, as permitted under ASC 350-20-35A, we performed a qualitative assessment in evaluating goodwill impairment in the fourth quarter of 2019 and concluded that it was not more likely than not that the fair value of the reporting unit was less than the carrying amount. In performing this evaluation, we considered macroeconomic conditions, industry and market developments, cost factors impacting the business and its future cash flows, overall Company financial performance, other relevant Company-level events, and changes in SYNNEX share price. We also performed a high-level valuation of the Company using Company financial data and trading multiples of the Company’s public trading peers. This valuation work concluded that the fair value of the Company was three to four times the carrying value of its goodwill. Having reached the conclusion that it was not more likely than not that the goodwill was impaired, we did not perform the quantitative step one goodwill impairment test.

The Information Statement has been revised on page 57 to disclose that our qualitative assessment led to the conclusion that it was not more likely than not that the fair value of the reporting unit is less than its carrying value.

Additionally, as part of our financial reporting for the quarter ending May 31, 2020, we will perform an assessment to determine whether the impacts of the COVID-19 pandemic on our business are such that our goodwill or other long-lived assets are impaired. We will disclose the results of that assessment and, if we conclude that there is a risk of failing step one, we will supplement our disclosure in accordance with Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Results of Operations, page 55

12.

Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. See Item 303(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the comparison for the first three months of fiscal 2019 to the first three months of fiscal 2018 incorporates additional detail to identify the incremental impact of factors that contributed to a material change in a financial statement line item. However, the Company respectfully advises the Staff that quantification for certain financial statement line items for the fiscal years presented is impracticable because the incremental impact of the October 2018 acquisition of Convergys was not separately identifiable. For example, if the Company experienced growth or program changes in fiscal year 2019 with a client that was a client of both Convergys and Concentrix prior to the acquisition, the Company is unable to meaningfully quantify the portion of the year-over-year change that was solely attributable to the acquisition of the Convergys business. In response to this comment and comment 14, we have supplemented the fiscal year comparisons with disclosure of pro forma growth in revenue, cost of revenue, and selling, general and administrative expenses.

In future filings that include a full comparison period with the results of the Company’s business following the Convergys acquisition, we will separately quantify, to the extent practicable, the incremental impact of factors that contributed to a material change in a financial statement line item.

13.

It appears the first paragraph on page 56 mistakenly refers to 2019 vs 2018 and the last paragraph on page 58 mistakenly refers to the effective tax rate for 2019 increasing compared to 2018. Please revise or advise.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 62 and 65.

14.

Please tell your consideration of whether the discussion of the results of operations and financial condition set forth in the audited financial statements should be supplemented by a discussion based upon pro forma financial information giving effect to the acquisition of Convergys Corporation. Please note that supplemental discussions based on Article 11 of Regulation S-X pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Information Statement has been revised on pages 61 through 63 to provide certain pro forma financial information to give effect to the acquisition of Convergys Corporation.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Certain non-GAAP financial information, page 59

15.

We note non-GAAP operating income and non-GAAP net income include an adjustment to eliminate the amortization expense related to acquired intangible assets. We also note that the majority of your intangible assets relate to the acquisition of Convergys Corporation and assume that significant revenue was generated from the customer relationship intangible assets. Please tell us why you believe non-GAAP operating income and non-GAAP net income, which exclude amortization expense related to acquired intangible assets, are useful to your investors in evaluating your “base operations” considering customer related intangible assets contribute to the generation of revenue, which is contemplated in the related non-GAAP measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we believe that presentation of non-GAAP operating income and non-GAAP net income excluding amortization expense related to acquired intangible assets is useful to investors.

The Company’s acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client relationships, technology and trade names. Although intangible assets contribute to the Company’s revenue generation, the amortization of intangible assets does not directly relate to the services performed for the Company’s clients. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company’s acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets, which neither relate to the ordinary course of our business nor reflect our underlying business performance, enhances our and our investors’ ability to compare the Company’s past financial performance with its current performance and to analyze underlying business performance and trends. The Information Statement has been revised on pages 66 and 67 to include a discussion of the exclusion of amortization expense related to acquired intangible assets from the non-GAAP financial measures presented.

The Company also respectfully advises the Staff that the majority of the Company’s competitors report one or both of non-GAAP operating income and non-GAAP net income excluding amortization expense related to acquired intangible assets. Therefore, our presentation enables our investors to more easily compare the results of our business with our competitors. SYNNEX Corporation has also historically reported the non-GAAP operating income of its Concentrix segment by excluding amortization expense related to acquired intangible assets. Continuation of this presentation is consistent with our investors’ expectations of how the results of this business are presented and enables comparison with prior periods.

For the reasons discussed above, we believe that the presentation of non-GAAP operating income and non-GAAP net income excluding amortization expense related to acquired intangible assets provides investors with meaningful supplemental financial information to evaluate our performance against our peers and against prior periods.

16.	Please revise to reconcile Adjusted EBITDA to net income. Refer to Question 103.02 of the Division’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 67.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Client Concentration, page 63

17.

You state that one customer accounted for 10%, 21% and 23% of your revenues in fiscal years 2019, 2018 and 2017, respectively. Please identify this customer and disclose the material terms of your agreement with the customer, including any termination provisions. In addition, please revise your risk factor on page 20 beginning “We depend on a limited number of clients” to describe any specific risks related to your reliance on this particular client. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we do not believe that the loss of any one customer would have a material adverse effect on the Company. With respect to the referenced customer, due to growth in the Company’s business, the percentage of the Company’s revenues attributable to such customer has declined over time and was less than 10% in the first quarter of 2020. The percentage of revenue attributable to our customers is variable and can fluctuate from period to period based on changes in client programs and changes in volumes under those programs. Moreover, temporary fluctuations in our revenue due to the disruption to the global economy caused by the COVID-19 pandemic may result in increased variation in the percentage of revenue attributable to certain customers. Over time, we expect that the percentage of revenues attributable to any one customer, including the referenced customer, will generally be less than 10%. In addition, the profitability of our business with the referenced customer is materially consistent with the profitability of our overall business and does not raise commercial risks that are unique to that client relationship that would be useful to investors.

In future filings, we will continue to carefully consider whether we are required to disclose the names of customers pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Elements of the SYNNEX Compensation Program, page 80

18.

We note that your equity grants are made based, among other things, upon objective data synthesized to competitive ranges. Please revise to clarify whether you use targets in your determination of grants and disclose the targets, as appropriate. Similarly, please disclose all targets for your named executive officers under the SYNNEX LTI program.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 93 through 95.

Transfer of Assets and Assumption of Liabilities, page 93

19.

We note that you disclose on page 25 your reliance on proprietary IT systems, mobile applications, and cloud-based technology and acquired technologies. Please clarify whether your post-spin intellectual property assets will be owned by the company, licensed from SYNNEX or another third-party, or some combination of these alternatives. If you will be licensing any assets to SYNNEX, please also disclose that arrangement. To the extent there are any material restrictions on the use of your intellectual property, please add a risk factor to address such restrictions.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 25. The Company further advises the Staff that the Company does not expect to license any material intellectual property assets to SYNNEX or license any material intellectual property assets from SYNNEX. The Company is also not aware of any material restrictions on the use of its intellectual property.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Note 2. Summary of Significant Accounting Policies

Pension and post-retirement benefits, page F-16

20.

We note your reference to the existence of multi-employer plans. Please revise to clarify whether these are multiemployer or multiple-employer plans. If they are multiemployer plans, please tell us your consideration of providing the disclosures required by ASC 715-80-50-4 through 50-10.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not have any multiemployer or multiple-employer plans. The Information Statement has been revised on page F-16 to remove the reference to multi-employer plans.

Audited Combined Financial Statements of Concentrix

Note 9. Revenue, page F-34

21.

We note your disaggregation of revenue by industry served and by geography. We note your disclosure on page 4 that your CX solutions emcompass four services: customer lifestyle management, CX/UX strategy and design, digital transformation, and VOC and analytics. Please tell us what consideration you gave to disaggregating revenue by service area in addition to industries served and geography.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while our customer experience solutions encompass four complementary areas, these solutions are provided to customers as part of an integrated offering. Customer lifecycle management represents our core service offering. CX/UX strategy and design, digital transformation, and VOC and analytics represent an immaterial portion of the Company’s combined revenue in the aggregate and are generally offered as complementary services to clients, together with our core services. These services are bundled together in different ways to tailor customer experience solutions that meet individual clients’ needs. The nature of these types of services, the type of clients that use the services, and the methods we use to deliver those services are similar across our customer solutions service offering. While the complementary services are an important part of our overall service offering, due to the immaterial percentage of revenue that the complementary services represent on a standalone basis, as well as the limited variation in the delivery of our services, we do not believe that it would provide useful information to investors to disaggregate revenue among our service offerings.

Confidential Treatment Requested by Concentrix Corporation

Pursuant to 17 C.F.R. Section 200.83

Note 12. Income Taxes, page F-38

22.

We noted that your 2019 tax expense was increased to reflect the hypothetical tax impact if you were not part of SYNNEX U.S. consolidated group and thereby suffering a much higher US foreign tax credit limitation. Please tell us whether a similar adjustment was made to 2018 and 2017 tax expense and if not, why. Please also tell us where the 2019 adjustment is presented in the reconciliation of statutory United States federal income tax rate to your effective rate and why such labeling is appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the hypothetical increase of the Company’s U.S. foreign tax credit limitation and resulting net hypothetical tax expense were the result of changes to tax law under the Tax Cuts and Jobs Act of 2017 (primarily the imposition of a new minimum tax on global intangible low-tax income). As a result, these changes were not applicable to the Company’s 2017 and 2018 fiscal years. The Information Statement has been supplemented on pages 65 and F-39 to clarify that the hypothetical tax expense was not applicable to the Company’s 2017 and 2018 fiscal years.

In the Company’s original submission, the 2019 hypothetical tax adjustment was included in the line item “Adjustments related to the TCJA” of the effective tax rate reconciliation. The Information Statement has been revised on page F-40 to present the hypothetical tax impact as a separate line item in the effective tax rate reconciliation.

*    *    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (650) 233-4518.

Sincerely,

/s/ Allison M. Leopold Tilley

Allison M. Leopold Tilley

cc:	Chris Caldwell, Concentrix Corporation